                         October 16, 2017

Angela Mokodean,

        Senior Counsel,

                Division of Investment Management,

                        Securities and Exchange Commission,

                                 100 F Street, NE,

                                         Washington, DC 20549.

                Re:           TCW Direct Lending VII LLC Registration Statement on Form 10

                                 (File No. 000-55835)

Dear Ms. Mokodean:

This letter responds to the letter from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), dated September 29, 2017, regarding the above-referenced Registration Statement on Form 10 of TCW Direct Lending VII LLC (the “Company”), filed with the Commission on September 1, 2017 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement via EDGAR (“Amendment No. 1”).

For your convenience, we have reproduced each of the Staff’s comments in bold italics below and provided the Company’s responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

General

1.       Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company advises the Staff that it has not previously submitted an exemptive application or no-action request in connection with the Registration Statement. The Company is monitoring the application for exemptive relief submitted by TCW Direct Lending LLC (File No. 812-14765) and, depending on the course that application takes, may submit a request for similar relief.

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2.       Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement.

The Company confirms to the Staff that it currently does not intend to issue debt securities or preferred units within a year from the effective date of the Registration Statement.

Item 1. Business

Investment Management and Advisory Agreement

3.       Please explain to us why the Final Incentive Fee Payment does not constitute a penalty for purposes of section 15(a)(3) of the Investment Company Act of 1940 (the “Act”). See sections 59 and 15(a)(3) of the Act.

The Company does not believe the Final Incentive Fee Payment constitutes a penalty for purposes of section 15(a)(3) of the Act. Rather, it is the Company’s view that the Final Incentive Fee Payment simply provides that the Adviser is owed, as of the termination date, an Incentive Fee excluding any unrealized appreciation and after giving effect to the payment of all of the Company’s outstanding liabilities. As a result of the exclusion of unrealized appreciation, the amount that is payable by the Company in connection with a termination represents an amount that is, in fact, less than the amount the Adviser would otherwise have been entitled to had the termination not taken place. Moreover, the Company’s termination formulation is more investor friendly than the norm because it permits payment of the Final Incentive Fee Payment only if the termination is not due to specified events.

The Company notes for the information of the Staff that the “typical” BDC investment advisory agreement includes a provision that allows for the calculation of the incentive fee or its components as of the termination date. See, for example, see Schedule A to the Second Amended and Restated Investment Advisory Agreement between Golub Capital BDC, Inc. and GC Advisors LLC, dated August 5, 2014 (“The Incentive Fee shall be calculated as provided below and payable (i) quarterly in arrears or (ii) in the event that the Investment Advisory Agreement is terminated, as of the termination date”) or the Restated Investment Advisory and Management Agreement between Ares Capital Corporation and Ares Capital Management LLC, dated June 6, 2011 (“If this Agreement shall terminate as of a date that is not a calendar year end, the termination date shall be treated as though it were a calendar year end for purposes of calculating and paying a Capital Gains Fee”). In addition, these agreements also provide that any amounts due under the agreement must be paid notwithstanding termination.

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As noted on page 7 of Amendment No. 1 and above, in the case of the Company’s “Final Incentive Fee Payment,” the incentive fee is not payable in the case of all terminations. Importantly, unlike many investment advisory agreements, the Company will not pay an incentive fee in the case of termination of the agreement by the adviser or by the BDC for cause.

Administration Agreement

4.       On page 8, the Company states: “The Administration Agreement will provide that neither the Administrator, nor any director, officer, agent or employee of the Administrator, shall be liable or responsible to us or any of our Unitholders for any error of judgment, mistake of law or any loss arising out of any investment, or for any other act or omission in the performance by such person or persons of their respective duties, except for liability resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of their respective duties. We will also indemnify the Administrator and its members, managers, officers, employees, agents, controlling persons and any other person or entity affiliated with it.” Please confirm that the scope of indemnification discussed in the second sentence similarly will not be available with respect to liability resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of their respective duties.

The Company confirms that, pursuant to the Administration Agreement and Section 11.2 of the Second Amended and Restated Limited Liability Company Agreement of the Company, the Company’s indemnification of the Administrator and its members, managers, officers, employees, agents, controlling persons and any other person or entity affiliated with it will not be available with respect to liability resulting from an indemnitee’s willful misfeasance, bad faith, gross negligence, or reckless disregard of its duties.

Expenses

5.       Please explain to us the period of time for which actual annual expenses exceeding or falling below the 12.5 basis point limit on the Company’s payment of Company Expenses, as discussed on page 9, may be carried forward in determining future Company Expenses. For instance, if Company Expenses exceed 12.5 basis points of the aggregate Commitments in a given year, will the excess expense be carried forward for only the following year, or will such expense be carried forward for a longer period? If the latter, please explain any limit for carrying over excess expenses from prior years.

In response to the Staff’s comment, the Company has added a new last sentence to the paragraph on page 9 discussing the 12.5 basis point limit that provides that “in no event will the Company carryforward to future periods the amount by which actual annual

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Company Expenses for a year exceed the 12.5 basis point limit for more than three years from the end of the year in which such expenses were incurred.” With respect to the question posed in the Staff’s example, the Company notes the excess expense could be carried forward for a longer period than one year if the Company Expenses for the next one year period are in excess of the 12.5 basis point limit but in no event would those expenses be carried forward for more than three years from the end of the year in which such expenses were incurred.

The Private Offering

6.       On page 11, the Fund states: “If at any time we determine that because of the True-Up Contributions we have excess cash on hand, we may distribute that excess cash among all the Unitholders pro rata based on the number of Units held by each. Any distribution of True-Up Contributions will be treated as a return of previously made capital contributions in respect of the Units and, consequently, will correspondingly increase the Undrawn Commitment of the Units.” Please describe in the registration statement any tax consequences arising from this arrangement.

In response to the Staff’s comment, the Company has included on page 20 of Amendment No. 1 the following revised disclosure (underlined text is new):

U.S. Holders making Earnings Balancing Contributions should consider that distributions of any amounts of the earnings requiring the Earnings Balancing Contributions will be taxed upon receipt as dividends to the extent of our current and accumulated earnings and profits even though the distribution economically represents a return of the Unitholder’s investment. Similarly, any distribution of True-Up Contributions will be taxed upon receipt as dividends to the extent of our current and accumulated earnings and profits even though the distribution economically represents a return of the Unitholder’s investment.

In addition, the Company has included on page 22 of Amendment No. 1 the following revised disclosure (underlined text is new):

Non-U.S. Holders making Earnings Balancing Contributions should consider that distributions of any amounts of the earnings requiring the Earnings Balancing Contributions will be treated for U.S. tax purposes as dividends to the extent of our current and accumulated earnings and profits even though the distribution economically represents a return of the Unitholder’s investment. Similarly, any distribution of True-Up Contributions will be taxed upon receipt as dividends to the extent of our current and accumulated earnings and profits even though the distribution economically represents a return of the Unitholder’s investment.

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Such dividends would be subject to U.S. withholding tax or income tax in accordance with the rules discussed above.

Regulation as a Business Development Company

7.       Confirm that any issuance or sale of Units at a price below then-current net asset value will be conducted in compliance with section 63(2) of the Act (e.g., with approval of a majority of holders of outstanding voting securities that are not affiliated persons of the Company and with a determination by a majority of directors who have no financial interest in the transaction, plan, or arrangement and who are not interested persons of the company).

The Company confirms that any issuance or sale of Units at a price below then-current net asset value will be conducted in compliance with Section 63(2) of the 1940 Act.

Item 1A. Risk Factors

8.       Under “No Secondary Market for Securities,” or elsewhere in the Risk Factors section, consider providing more detail about the risks associated with valuation of the Company’s illiquid investments, similar to the discussion under “Quantitative and Qualitative Disclosures about Market Risk” on page 34.

In response to the Staff’s comment, the Company has included on page 24 of Amendment No. 1 the following revised disclosure (underlined text is new):

No Secondary Market for Securities. Our investments are generally heavily negotiated and, accordingly, do not have the liquidity of conventional securities and will not have readily available market prices. We value such investments at fair value as determined in good faith by our board of directors in accordance with our valuation policy. Because there is no single standard for determining fair value, determining fair value requires that judgment be applied to the specific facts and circumstances of each investment. In addition, due to their illiquid nature, we may not be able to dispose of our investments in a timely manner, at a fair price and/or in the manner that was thought to be viable when the investment was initiated (due to economic, legal, political or other factors). There is no assurance that we will be able to dispose of an investment in a particular security. The inability to dispose of a security could result in losses incurred by us, including the loss of our entire investment in such security. The debt of highly leveraged companies or companies in default also may be less liquid than other debt. If we voluntarily or involuntarily sold those types of debt securities, we might not receive the full value we expect.

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9.       In the “Release from Commitments” subsection, the Fund refers to the Fund VI Permanent Capital Fund and cross references a definition of this term under Item 11. Please clearly explain the meaning of this term the first time it is used in the registration statement.

In response to the Staff’s comment, the Company has included on page 24 of Amendment No. 1 the following revised disclosure (underlined text is new):

Release from Commitments. The limited liability company agreement of TCW Direct Lending LLC (the “Prior Fund”) contemplates that the board of directors of the Prior Fund may cause the Prior Fund to offer the holders of its units (the “Prior Fund Units”) the option to either (i) retain their ownership of such Prior Fund Units or (ii) to exchange their Prior Fund Units for shares of common stock in a newly formed entity that will elect to be treated as a BDC under the 1940 Act and a RIC under Subchapter M of the Code, and which may, among other things, seek to complete an initial public offering (the “Fund VI Permanent Capital Fund”). Under certain circumstances, Unitholders of the Company that invest in the Fund VI Permanent Capital Fund may seek to be relieved of all or part of their Commitments to the Company by requesting that the Company repurchase one or more of the Units subscribed for by such Unitholders. The Company may, in its discretion, choose to sell any Units so repurchased to other eligible investors, but there can be no assurance that the Company will be able to sell some or all of any such Units. To the extent that the Company is not able to sell repurchased Units, the release of Unitholders from their Commitments would (a) reduce the amount of capital available for the Company to draw down and invest in portfolio investments, which may adversely affect the performance of the Company and its ability to achieve its objective and (b) decrease the number of outstanding Units and, therefore, could result in a Unitholder holding a percentage of the total number of Units outstanding that exceeds the percentage desired by such Unitholder and/or a prescribed regulatory threshold. See “Item 11. Description of Registrant’s Securities to be Registered—Release from Commitments.”

10.     Explain to us whether the Company may invest in unitranche last out loans. If so, please disclose information regarding this category of investment, including associated risks.

The Company may invest in unitranche last out loans. Accordingly, in response to the Staff’s comment the Company has included on page 27 of Amendment No. 1 the following new disclosure:

Risks of Investing in Unitranche Loans. Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans,

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and may rank junior to other debt instruments issued by the portfolio company. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a heightened risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid only after the first out tranche is paid. We may participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.

11.     On page 28, the Fund states: “Subject to the borrowing limitation imposed on us by the 1940 Act, the Company and any wholly owned subsidiary of the Company may borrow from or issue senior debt securities to banks, insurance companies and other lenders in the future.” Is the company likely to have subsidiaries? If so, please expand your disclosure to describe the material characteristics of such subsidiaries. Depending on your response, we may have additional comments.

The Company expects to create one or more wholly owned subsidiaries or special purpose vehicles in connection with its investments and operations. Accordingly, in response to the Staff’s comment, the Company has added on page 3 of Amendment No. 1 the following new paragraph:

We may make investments through wholly owned subsidiaries. Such subsidiaries will not be registered under the 1940 Act. Our board of directors has oversight responsibility for our investment activities, including our investment in any subsidiary, and our role as sole shareholder of any subsidiary. To the extent applicable to the investment activities of a subsidiary, the subsidiary will follow the same compliance policies and procedures as the Company. We would “look through” any such subsidiary to determine compliance with our investment policies.

Item 5. Directors and Executive Officers

12.     Provide the age of each director and executive officer. See Item 5 of Form 10, Item 401(a) and (b) of Regulation S-K.

In response to the Staff’s comment, pages 35 and 36 of Amendment No. 1 the Registration Statement has been revised to disclose the age of each director and executive officer of the Company.

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13.     Please list all positions held by Mr. Miller (e.g., President, Director) under the “Positions” column.

In response to the Staff’s comment, the Company has included on page 36 of Amendment No. 1 all positions held by Mr. Miller.

Item 13. Financial Statements and Supplementary Data

14.     Please explain why disclosure of estimated amounts is not included in the Organization and Offering Costs section in the Notes to the Statement of Assets and Liabilities per the guidance in FASB ASC 450-20-50-5.

The Company has considered the guidance prescribed in ASC 450-20-50-5 and concluded that no additional disclosure is warranted beyond the relevant facts surrounding how such amounts will be accounted for as well as the maximum loss that the Company could incur, because (a) the Company has not incurred any such amounts as of the date of the financial statements and (b) providing an estimate would be grossly misleading as such amounts are largely dependent on the size of the offering and the Company’s capital commitments, neither of which have been finally determined as of the date of the financial statements. In order to provide more clarity as to how such amounts would be accounted for and calculated, the Company provided the following disclosure:

•    organization costs are expensed as incurred while offering costs will be accumulated and charged directly to Member’s Capital at the end of the Closing Period;

•    the Company will not bear more than an amount equal to 10 basis points of the aggregate capital commitments to the Company for organization and offering costs;

•    if the offering is not successful, the Company’s adviser or its affiliates will incur such organization and offering costs; and

•    as of the date of the financial statements, there has been no formal commitment of external capital to the Company. Accordingly, no organization and offering costs have been recorded by the Company.

The Company also further confirms that as of the date of the financial statements, the total size of the offering is unknown. As the Company secures formal capital commitments and incurs organization costs, the Company will record such costs in accordance with accounting principles generally accepted in the United States and update its disclosures, as appropriate.

*        *        *

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If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4940 or by email (farrarw@sullcrom.com).

Yours truly,

/s/ William G. Farrar
William G. Farrar

(Enclosure) cc: Meredith Jackson, Esq. Oladipo Ashiru, Esq. (TCW Asset Management Company LLC)